Exhibit 99.1
For Immediate Release

Contact:	Laurence G. Sellyn, Executive Vice-President, Finance and Chief Financial Officer Tel: (514) 343-8805 Email: lsellyn@gildan.com
Gildan Activewear Announces Record Fourth Quarter and Full Year Sales and Earnings
— Fourth Quarter E.P.S. Up 42.4% over Prior Year and Ahead of Most Recent Guidance —
— Company Expects E.P.S. for First Quarter of Fiscal 2006 to be at Least 64% Higher than Fiscal 2005 —
Montréal, Thursday, December 1, 2005 — Gildan Activewear Inc. (GIL; TSX and NYSE) today announced record financial results for the fourth quarter and fiscal year ended October 2, 2005.
Fourth Quarter Sales and Earnings
Gildan reported fourth quarter net earnings of U.S. $29.2 million and diluted E.P.S. of U.S. $0.48, up respectively 73.6% and 71.4% from the fourth quarter of last year. Earnings in the fourth quarter of fiscal 2005 included an after-tax gain of U.S. $0.8 million or U.S. $0.01 per share from the sale of equipment pursuant to the closure of the Company’s Canadian yarn-spinning facilities in the second quarter of the year. Excluding this gain in fiscal 2005, and a charge in the fourth quarter of fiscal 2004 to satisfy contractual obligations to H. Greg Chamandy, net earnings and diluted E.P.S. increased respectively by 42.0% and 42.4% over the fourth quarter of last year. The increase in fourth quarter net earnings and diluted E.P.S. was primarily attributable to continuing strong growth in unit volume sales and lower costs of cotton, partially offset by higher selling, general and administrative expenses, including some non-recurring items as outlined below, and slightly reduced selling prices.
Sales in the fourth quarter amounted to U.S. $180.7 million, up 24.1% from the fourth quarter a year ago, reflecting a 25.2% increase in unit shipments. The growth in unit sales volumes reflected continuing market share penetration in all categories, based on the S.T.A.R.S. report. The value of the S.T.A.R.S. market growth and market share data for the U.S. wholesale distribution market continues to be reduced by non-participation of a major distributor. With this caveat, the table below summarizes the S.T.A.R.S. data for the quarter ended September 30, 2005. In calculating year-over-year growth rates, S.T.A.R.S. has adjusted prior period comparatives to exclude sales through the distributor no longer participating in the S.T.A.R.S. report.

Gildan	Gildan		Gildan	Industry
Market Share	Market Share		Unit Growth	Unit Growth
Q4 2005	Q4 2004		Q4 2005 vs. Q4 2004	Q4 2005 vs. Q4 2004
35.9%	30.1%	T-shirts	27.2%	6.9%
31.7%	23.3%	Sport shirts	38.9%	1.3%
25.8%	17.3%	Fleece	58.3%	8.7%
Gross margins in the fourth quarter were 32.3%, compared with 30.9% in the fourth quarter of last year. Gross margins in the fourth quarter of last year included the 1.0% negative impact of closure costs for the El Progreso sewing plant in Honduras. The increase in gross margins was primarily due to lower cotton costs, partially offset by the slight reduction in selling prices. Manufacturing efficiencies and non-recurrence of the prior year El Progreso closure charge were offset by higher energy and transportation costs, start-up inefficiencies in the Dominican Republic facility and an increase in reserves for statutory benefits for Honduran employees.
Selling, general and administration expenses were U.S. $21.2 million, or 11.7% of sales, compared with U.S. $20.7 million, or 14.2% of sales, in the fourth quarter of fiscal 2004. Expenses in the fourth quarter of last year included the U.S. $4.6 million charge in relation to the departure of H. Greg Chamandy. Excluding this item, the increase in SG&A expenses reflected severance costs, an adjustment to the reserve for doubtful accounts, higher distribution expenses, and the impact of the stronger Canadian dollar.
Full Year Earnings
Net earnings and diluted E.P.S. for fiscal 2005 were U.S. $86.0 million or U.S. $1.43 per share, compared with net earnings and diluted E.P.S. of U.S. $60.3 million or U.S. $1.01 per share in fiscal 2004. Before the special charge for the closure and relocation of the Canadian yarn-spinning facilities, net earnings for fiscal 2005 were U.S. $93.1 million or U.S. $1.55 per share, compared to the Company’s most recent guidance of approximately U.S. $1.50 per share. These results were up 39.5% and 38.4% respectively from net earnings of U.S. $66.7 million or U.S. $1.12 per share in fiscal 2004, after adjusting last year’s earnings for the U.S. $3.3 million after-tax impact of the functional currency change on cost of sales as a result of revaluing opening inventories, and the after-tax impact of the charge for the contractual obligations to H. Greg Chamandy.
Earnings Guidance
On September 19, 2005, the Company provided E.P.S. guidance of approximately U.S. $1.85 per share for fiscal 2006, which represents an increase of 19.4% over U.S. $1.55 per share in fiscal 2005. This guidance assumes an increase in unit sales volumes of approximately 20% and a 1.5% decrease in average selling prices, to reflect the pass-through of manufacturing cost reductions. The Company expects that diluted E.P.S. in the first quarter of fiscal 2006 will be at least U.S. $0.23 per share, which represents an increase of at least 64% from the first quarter of fiscal 2005. Although selling prices in the first quarter of the fiscal year are currently higher than anticipated, the Company does not yet have visibility to project whether market conditions will support the continuation of more favourable than anticipated pricing.
Cash Flow
During the fourth quarter, the Company generated U.S. $30.8 million of free cash flow, and free cash flow for the 2005 fiscal year was U.S. $9.4 million. (Free cash flow is defined as cash flow from operating activities less cash flow from investing activities.) Capital expenditures in the fourth quarter amounted to U.S. $19.4 million, including the balance of the investment in a new yarn-spinning facility by Gildan’s joint venture with Frontier Spinning Mills, Inc., which is consolidated in Gildan’s financial statements. The Company ended the fiscal year with cash and cash equivalents of U.S. $69.8 million.
Gildan continues to project capital expenditures of approximately U.S. $105 million in fiscal 2006, which it expects to fully finance out of its internally-generated cash flow from operating activities. In addition to completing the ramp-up and further expansion of the Company’s new textile facility in the Dominican Republic, the Company is constructing two new facilities at its Rio Nance site in Honduras, one for the manufacture of its existing products, and one for production of athletic socks.
Disclosure of Outstanding Share Data
As of November 30, 2005 there were 59,955,233 common shares issued and outstanding along with 568,778 options outstanding.
Profile
Gildan Activewear is a vertically-integrated marketer and manufacturer of premium quality branded basic apparel. The Company manufactures premium quality basic T-shirts, sport shirts and sweatshirts for sale in the wholesale imprinted sportswear market. The Company sells its products as blanks, which are ultimately decorated by screenprinters with designs and logos for sale to consumers. Gildan has announced plans to sell its products into the mass-market retail channel, in addition to the screenprint market. In conjunction with this strategy, Gildan is expanding its product-line to include underwear and athletic socks.

Certain statements included in this press release may constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. We refer you to the Company’s filings with the U.S. Securities and Exchange Commission and Canadian securities regulatory authorities for a discussion of the various factors that may affect the Company’s future results.
This release includes reference to certain Non-GAAP Financial Measures such as net earnings and earnings per share before the special charge, net earnings and earnings per share before the impact of the functional currency adjustment on cost of sales, and free cash flow. The Company uses and presents certain Non-GAAP Financial Measures because it believes such measures provide meaningful information on the Company’s performance and operating results. However, investors should know that such Non-GAAP Financial Measures have no standardized meaning as prescribed by GAAP and may not be comparable to similar measures presented by other companies. Accordingly, they should not be considered in isolation.
Information for shareholders
Gildan Activewear Inc. will hold a conference call to discuss these results today at 9:00 AM Eastern Time. The conference call can be accessed by dialing 800-261-3417 (Canada & U.S.) or 617-614-3673 (international) and entering passcode 10600887, or by live sound web cast on Gildan’s Internet site (“Investor Relations” section) at the following address: www.gildan.com. If you are unable to participate in the conference call, a replay will be available starting that same day at 12:00 PM EDT by dialing 888-286-8010 (Canada & U.S.) or 617-801-6888 (international) and entering passcode 99834646, until Thursday December 8, 2005 at midnight, or by sound web cast on Gildan’s Internet site for 30 days.

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